February 7, 2007

Karen.dempsey@hellerehrman.com

Direct +1.415 772..6540

Main +1.415.772.6000

Fax +1.415.772.6268

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Attn: Dana Hartz, Staff Accountant

[Fax: (202) 772-9217]

Re:	Cell Therapeutics, Inc.
Item 4.02 Form 8-K filed January 30, 2007
File No. 001-12465

Ladies and Gentlemen:

We are submitting this letter on behalf of Cell Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 2, 2007 (the “Staff Letter”) relating to the Company’s Item 4.02 Form 8-K filed January 30, 2007 (File No. 001-12465) (the “Form 8-K”). Attached herewith as Exhibit A is a copy of the Amendment to the Form 8-K (the “Amendment”) filed with the Commission on February 6, 2007.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 8-K filed January 30, 2007

1.	Please expand the disclosure in your filing to provide additional information regarding what caused the errors in accounting which resulted in the overstatement of settlement expenses and clinical trial expenses.

In response to this comment and as a result of the completion of the financial restatement, the Company has included additional disclosure in the Amendment concerning the errors. Additional disclosure is also contained in the Form 10-Q/As filed concurrently with the Amendment.

February 7, 2007

2.	Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your March 31, June 30, and September 30, 2006 Form 10-Qs regarding your disclosure controls and procedures, particularly in light of the restatement issue that you have described in this 8-K.

As disclosed in the Amendment, the Company’s management did reevaluate the effectiveness of the Company’s disclosure controls and procedures and has added additional disclosure in the Amendment and the Form 10-Q/As filed concurrently with the Amendment regarding its conclusion and ongoing remediation efforts.

Other Matters

In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to any filing by the Company; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments to me via facsimile at (415) 772-6268, or by phone at (415) 772-6540. Thank you for your assistance.

Very truly yours,

/s/ Karen Dempsey
Karen Dempsey

HELLER EHRMAN LLP

cc:	Louis A. Bianco, Executive Vice President, Finance
and Administration, Cell Therapeutics, Inc.

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): January 29, 2007

CELL THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Washington	001-12465	91-1533912
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(Address of principal executive offices)

Registrant’s telephone number, including area code: (206) 282-7100

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02.	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

This Amendment No. 1 to the Form 8-K filed on January 30, 2007, provides further explanations as to the need to restate the financial statements identified below.

On January 29, 2007, the Audit Committee (the “Committee”) of the Board of Directors of Cell Therapeutics, Inc. (the “Corporation”), upon recommendation from management and after discussion with Stonefield Josephson, Inc., the Corporation’s independent accountants, concluded that the previously issued consolidated financial statements for the quarters ended March 31, June 30 and September 30, 2006 contained in the Corporation’s quarterly reports should not be relied upon because of accounting errors contained therein. The Committee has determined that the unaudited quarterly financial statements for the quarter ended March 31, 2006 included certain overstated settlement and clinical trial expenses of approximately $1.3 million and the unaudited quarterly financial statements for the quarters ended June 30, 2006 and September 30, 2006 included overstated clinical trial expenses of $0.5 million and $0.4 million, respectively. These inadvertent overstatements were discovered by the Company in the fourth quarter of 2006 as a result of an internal review of such accounts at Cell Therapeutics Europe S.r.l., or CTI (Europe), our subsidiary located in Bresso Italy.

As a result of the above adjustments, the Corporation has concluded that the quarterly financial statements for those periods and all earnings press releases and similar communications issued by the Corporation relating to those periods should no longer be relied upon by investors. The Corporation plans to file restated financial statements for those periods correcting these errors today, concurrent with the filing of this Form 8-K/A.

Our Audit Committee has discussed with Stonefield Josephson, Inc., the Corporation’s independent accountants, the matters disclosed in this Form 8-K/A and the restated financial statements to be filed in the Form 10-Q/As for the first three quarters of 2006.

Previously, our management, under the supervision and with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), had evaluated the effectiveness of our disclosure controls and procedures as defined in SEC Rule 13a-15(e) as of each of the quarters ended March 31, June 30, and September 30, 2006. Management had concluded that our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act is communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. However, as a result of the above adjustments, our management, under the supervision and with the participation of the Company’s CEO and CFO, reevaluated the effectiveness of our disclosure controls and procedures and concluded that we did not have effective disclosure controls and procedures relative to accounts payable and accrued expense balances as of March 31, June 30 and September 30, 2006. Specifically, we did not maintain effective controls over the accuracy, presentation and disclosure of accounts payable and accrued expenses in conformity with generally accepted accounting principles, including, maintaining effective controls to ensure that these balances were accurate in CTI (Europe). In an effort to remediate these material weaknesses, we are currently implementing enhanced procedures that are designed to help ensure that we will accurately record accounts payable and accrued expense balances in CTI (Europe). These enhanced procedures will provide for additional managerial oversight of accounts payable and accrued expense balances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CELL THERAPEUTICS, INC.

Date: February 5, 2007	By:	/s/ Louis A. Bianco
Louis A. Bianco Executive Vice President, Finance and Administration